SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 1-13397

A. Corn Products International, Inc. Retirement Savings Plan
(Full title of the plan)

B. Corn Products International, Inc., 5 Westbrook Corporate Center, Westchester, Illinois 60154
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

(1) Consent of Independent Registered Public Accounting Firm.
(2) Report of Independent Registered Public Accounting Firm.
(3) Statement of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003.
(4) Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2004.
(5) Notes to Plan Financial Statements.
(6) Supplemental Schedule

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corn Products International, Inc.
Retirement Savings Plan

Date: June 29, 2005

By: ____________________
Name: John Surowiec
Title: Plan Administrator

CORN PRODUCTS INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Net Assets Available for Benefits, December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004	3
Notes to Financial Statements	4 - 8
Supplemental Schedule	
1 Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2004	9

KPMG

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Corn Products International, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Corn Products International, Inc. Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
June 29, 2005

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Investments -- at fair value:		
Fidelity Magellan Fund	$ 13,358,994	$ 13,287,561
Fidelity Contrafund	13,901,706	11,562,501
Fidelity Investment Grade Bond Fund	2,740,578	3,242,466
Fidelity Growth & Income Portfolio	13,181,115	12,103,194
Fidelity Overseas Fund	6,460,006	4,759,913
Fidelity Asset Manager	3,542,540	3,309,958
Fidelity Low Priced Stock Fund	11,440,294	7,968,454
Fidelity Managed Income Portfolio II	26,746,714	25,317,283
Spartan U.S. Equity Index Fund	10,619,997	10,440,998
Corn Products Stock Fund	16,204,564	10,800,365
Participants' loans	1,800,729	1,831,267
Net assets available for plan benefits	$ 119,997,237	$ 104,623,960

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2004

Additions to net assets attributed to:	
Contributions:	
Employer	$ 2,370,725
Participants	3,905,639
Total contributions	6,276,364
Investment income:	
Dividends and interest	2,581,729
Net appreciation in fair value of investments	12,136,640
Total investment income	14,718,369
Transfers between Corn Products' retirement savings plans	77
Total additions	20,994,810
Deductions from net assets attributed to:	
Distributions to participants, net of forfeitures	5,620,549
Administrative expenses	984
Total deductions	5,621,533
Net increase	15,373,277
Net assets available for benefits, beginning of year	104,623,960
Net assets available for benefits, end of year	$ 119,997,237

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Plan

General
The following brief description of the Corn Products International, Inc. Retirement Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the plan agreement or the summary plan description for more complete information. The Plan is a defined contribution plan for the salaried employees of Corn Products International, Inc. (the "Company") in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company was established to assume the operations of the corn refining business of Bestfoods, formerly CPC International Inc. (CPC or Bestfoods), and to effect the spin-off of the Company through the distribution of shares to the stockholders of Bestfoods. The Company maintains the Plan for the benefit of its eligible salaried employees and those eligible salaried employees of its affiliates who adopt the Plan. The Plan was created primarily through a spin-off of plan assets and liabilities from the CPC International Inc. Retirement Savings Plan for Salaried Employees (the "Prior Plan"). Bestfoods transferred assets of the Prior Plan representing units standing to the credit of Corn Products' employees to the trustee of the Plan. This Plan assumed and covenants to fully perform, pay, and discharge all obligations and liabilities of the Prior Plan to those Prior Plan participants whose Prior Plan accrued benefit was received by this Plan.

The Fidelity Management Trust Company (the "Trustee") holds the Plan's investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions
Participants may contribute between 1% and 16% of their gross annual compensation on a before-tax basis, after-tax basis or combination of both, subject to the limits imposed by the Internal Revenue Code ($13,000 for 2004). The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. At the direction of participants, contributions are invested by the Trustee into the funds the participant has elected.

The Company makes a matching contribution to the Plan of an amount equal to 100% of the first 6% of salary that the employee has elected to contribute. In addition, the Company makes a service award contribution on behalf of each participant who has completed a specified number of years of service. Service award contributions are earned for each five year period of completed service, and are equal to the number of years of completed service times the Company's average stock trading price during the period. Also, the Company may elect to make an additional Profit Sharing Contribution on behalf of its eligible employees. Company contributions are 100% vested after three years of service. Service award contributions are always fully vested.

Participant Accounts
Individual account balances are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants have a fully vested interest in all contributions made by them, and in the Plan's earnings/losses on those contributions at all times.

Notes to Financial Statements, continued

1. Description of Plan (continued)

Participant Loans

Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $1,000. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published in the Wall Street Journal at the time of the request plus one percent. Loans are repaid through monthly payroll deductions and repayments are reinvested into the participant's account according to the current investment election.

Payment of Benefits

Upon retirement, death or termination, the participant's benefit will be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½.

Administrative Expenses

Generally, fees of the trustee and any other administrative expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan allows participants to direct the investment of their account balances in a number of funds which invest in stocks, bonds, mutual funds, and other investment securities. The values of certain investment securities are exposed to risks from a variety of factors, such as changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investment securities. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

Investment Valuation

Investments held by the Plan are stated at quoted market value. Investments held in mutual funds, U.S. Government obligations, bonds and common stocks are valued at the quoted market price on December 31.

Participant loans receivable are valued at cost, which approximates fair value.

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Transactions and Investment Income
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned on an accrual basis.

The Plan's investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation or depreciation in fair value of investments, which consists of the realized gains or losses on investment sales, and the unrealized appreciation or depreciation on investments held at year end.

Payment of Benefits
Benefits are recorded when paid.

3. Investments

The Plan has fifteen investment options offered by the Trustee, the significant features of which are as follows:

Fidelity Magellan Fund
The Fidelity Magellan Fund is a diversified growth mutual fund. It seeks capital appreciation by investing primarily in common stock and securities convertible into common stock of domestic and foreign companies.

Fidelity Contrafund
The Fidelity Contrafund is a growth mutual fund. It seeks long-term capital appreciation by investing primarily in common stock and securities convertible into common stock.

Fidelity Investment Grade Bond Fund
The Fidelity Investment Grade Bond Fund is a fixed income mutual fund. It invests in investment grade debt securities.

Fidelity Growth & Income Portfolio
The Fidelity Growth & Income Portfolio is a growth and income mutual fund. It seeks long-term capital growth, current income, and growth by investing in equity securities (including common and preferred stocks), convertible securities, bonds, futures and options.

Fidelity Overseas Fund
The Fidelity Overseas Fund is a growth mutual fund that invests internationally. It seeks long-term growth of capital through investments in common stock, securities convertible to common stock and debt instruments of foreign businesses and governments.

Fidelity Asset Manager
Fidelity Asset Manager is an asset allocation mutual fund. It seeks to provide high total return with reduced risk over the long term through investment in all basic types of U.S. and foreign investments, including stocks, bonds, and short-term and money market instruments.

Fidelity Low Priced Stock Fund
The Fidelity Low Priced Stock Fund is a growth mutual fund. It seeks long-term capital appreciation through investment in primarily low-priced common stock and preferred stock.

Notes to Financial Statements, continued

3. Investments, continued

Fidelity Small Cap Stock Fund
The Fidelity Small Cap Stock Fund is a growth or value (or both) mutual fund that invests in domestic and foreign issuers. It seeks long-term growth of capital through investment in common stock of companies with small market capitalization (those with market capitalization similar to companies in the Russell 2000 Index or the S&P SmallCap 600).

Fidelity Freedom 2010 Fund
The Fidelity Freedom 2010 Fund is an asset allocation mutual fund. It seeks to provide high total returns for those planning to retire around 2010 through investment in mutual stock funds and bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund
The Fidelity Freedom 2020 Fund is an asset allocation mutual fund. It seeks to provide high total returns for those planning to retire around 2020 through investment in mutual stock funds and bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund
The Fidelity Freedom 2030 Fund is an asset allocation mutual fund. It seeks to provide high total returns for those planning to retire around 2030 through investment in mutual stock funds and bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund
The Fidelity Freedom 2040 Fund is an asset allocation mutual fund. It seeks to provide high total returns for those planning to retire around 2040 through investment in mutual stock funds and bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Managed Income Portfolio II
The Fidelity Managed Income Portfolio II is a stable value fund. It seeks to provide preservation of capital and a competitive level of income over time through the purchase of contracts issued by insurance carriers and banks.

Spartan U.S. Equity Index Fund
The Spartan U.S. Equity Fund is a growth and income mutual fund. It seeks to match the total return of the Standard & Poor's 500 Index (S&P 500) through investing primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the index.

Corn Products Stock Fund
The fund maintains investments primarily in the common stock of the Company.

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003 are as follows:

	2004	2003
Fidelity Magellan Fund	$ 13,358,994	$ 13,287,561
Fidelity Contrafund	13,901,706	11,562,501
Fidelity Growth & Income Portfolio	13,181,115	12,103,194
Fidelity Overseas Fund	6,460,006	4,759,913
Fidelity Low Priced Stock Fund	11,440,294	7,968,454
Fidelity Managed Income Portfolio II	26,746,714	25,317,283
Spartan U.S. Equity Index Fund	10,619,997	10,440,998
Corn Products Stock Fund	16,204,564	10,800,365

Notes to Financial Statements, continued

3. Investments, continued

During 2004, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Fidelity Magellan Fund	$ 785,337
Fidelity Contrafund	1,777,627
Fidelity Investment Grade Bond Fund	(26,589)
Fidelity Growth & Income Portfolio	866,072
Fidelity Overseas Fund	667,155
Fidelity Asset Manager Fund	97,316
Fidelity Low Priced Stock Fund	1,372,220
Spartan US Equity Index	812,319
Corn Products Stock Fund	5,785,183
	$ 12,136,640

4. Related Party Transactions

The Plan allows participants to invest their account balances in shares of certain mutual funds managed by Fidelity Investments. Fidelity Investments, an affiliate of Fidelity Management Trust Company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee were $983 for the year ended December 31, 2004.

The Plan also allows participants to invest their account balances in a unit-based fund that invests exclusively in shares of Corn Products International, Inc. common stock. Dividends paid on these shares are reinvested in Corn Products International, Inc. common stock. These transactions also qualify as party-in-interest transactions.

5. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter issued October 21, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate section of the Internal Revenue Code.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100% vested in their accounts.

Schedule 1

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current value
	Mutual Funds:		
*	Fidelity Magellan Fund	128,712 units	$ 13,358,994
*	Fidelity Contrafund	245,007 units	13,901,706
*	Fidelity Investment Grade Bond Fund	363,955 units	2,740,578
*	Fidelity Growth & Income Portfolio	344,965 units	13,181,115
*	Fidelity Overseas Fund	182,589 units	6,460,006
*	Fidelity Asset Manager	218,540 units	3,542,540
*	Fidelity Low Priced Stock Fund	284,231 units	11,440,294
*	Fidelity Managed Income Portfolio II	26,746,714 units	26,746,714
*	Spartan U.S. Equity Index Fund	247,783 units	10,619,997
	Common stock -		
*	Corn Products Stock Fund	1,306,820 units	$ 16,204,564
	Participant loans	Loans bearing interest at rates ranging from 5.00% to 10.5%, and maturing from 2004 to 2017	$ 1,800,729

* - denotes a party-in-interest to the Plan

See accompanying report of Independent Registered Public Accounting Firm.

KPMG

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Corn Products International, Inc.:

We consent to incorporation by reference in the Registration Statements (Nos. 333-43479, 333-43525, 333-71573, 333-75844, 333-33100 and 333-105660) on Form S-8 of Corn Products International, Inc. of our report dated June 29, 2005, relating to the financial statements and supplemental schedule of the Corn Products International, Inc. Retirement Savings Plan as of December 31, 2004 and 2003, and for the year ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of Corn Products International, Inc. Retirement Savings Plan.

KPMG LLP

Chicago, Illinois
June 29, 2005